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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36212

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAHN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 Hillsboro Avenue 2nd Floor
(No. and Street)

Edwardsville (City) IL (State) 62025 (Zip Code)

NAME AND ~~TELEPH~~ONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond Zipprich 618-656-5497
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Soltys, Gary A
(Name – *if individual, state last, first, middle name*)

1808 South Illinois Street (Address) Belleville (City) IL (State) 62220 (Zip Code)

PROCESSED
MAR 13 2009
THOMSON REUTERS

Mail Processing Section
FEB 29 2009
Washington, DC
111

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/12

OATH OR AFFIRMATION

I, Raymond A. Zieprich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAHN SECURITIES, Inc, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
RICHARD E HAHN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/27/12

Signature

F.NOPS

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS

FOR

HAHN SECURITIES, INC.

FOR THE YEAR ENDED

DECEMBER 31, 2008

PERFORMED BY:

GARY A. SOLTYS
CERTIFIED PUBLIC ACCOUNTANT
1808 SOUTH ILLINOIS STREET
BELLEVILLE, ILLINOIS 62220
(618) 234-5442
(310) 930-0760

GARY A. SOLTYS
CERTIFIED PUBLIC ACCOUNTANT
1808 SOUTH ILLINOIS STREET
BELLEVILLE, ILLINOIS 62220
(618) 234-5442
(310) 930-0760

FEBRUARY 17, 2009

INDEPENDENT ACCOUNTANT'S REPORT LETTER-PAGE ONE

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
HAHN SECURITIES, INC.:

We have audited the statement of financial condition of Hahn Securities, Inc. as of December 31, 2008 and the related statements of income, retained earnings and cash flows for the year then ended.

We conducted our audit in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material aspects the financial position of Hahn Securities, Inc. as of December 31, 2008 as well as the results of its operations and changes in retained earnings and cash flows for the year then ended in conformity with generally accepted accounting principles as applied on a basis consistent with that of the previous year.

INDEPENDENT ACCOUNTANT'S REPORT LETTER-PAGE TWO

Further our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gary A. Soltys,
Certified Public Accountant
February 17, 2009

HAHN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS				
Cash on Hand	$	96,117		
Accounts Receivable		8,390	$	104,507
FIXED ASSETS				
Property, Plant & Equipment	$	59,122		
Accumulated Depreciation		(43,514)		15,608
INTANGIBLE ASSETS (net of amortization)				
Customer Lists & Client Trails				10,833
TOTAL ASSETS			$	130,948

LIABILITIES & SHAREHOLDER'S EQUITY

CURRENT LIABILITIES				
Accounts Payable	$	33,831		
Accrued Payroll Taxes		740		
Short Term Debt		5,048	$	39,619
LONG-TERM LIABILITIES				
Long-Term Debt				10,097
TOTAL LIABILITIES				49,716
SHAREHOLDER'S EQUITY				
Common Stock	$	37,000		
Less: Treasury Stock		(37,000)		
		0		
Retained Earnings	$	81,232		81,232
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY			$	130,948

HAHN SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

GROSS REVENUES & COMMISSIONS			$	298,924
Cost of Sales:				
Clearing Charges & Other Fees				(14,458)
GROSS PROFIT			$	284,466
Administrative & Operating Expenses				
Advertising	$	340		
Amortization		2,500		
Automobile Expense		3,323		
Charitable Contributions		0		
Computer Software		0		
Depreciation		2,061		
Dues & Subscriptions		3,208		
Education & Training		1,627		
Employee Benefits		29,532		
Insurance		325		
Legal & Professional		12,521		
Licenses & Permits		1,072		
Office Expense		2,419		
Office Rent		21,950		
Officer's Compensation		67,200		
Office Salaries		30,070		
Outside Services		30,315		
Payroll Taxes		7,751		
Postage & Delivery		0		
Quote Services		1,049		
Repairs		1,820		
Small Supplies		4,478		
Telephone		3,617		
Travel & Entertainment		1,484		228,663
NET INCOME			$	55,803

HAHN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

STOCKHOLDER'S EQUITY 1/1/08	$	70,429
NET INCOME FOR YEAR ENDED 12/31/08		55,803
DISTRIBUTIONS		(45,000)
STOCKHOLDER'S EQUITY 12/31/08	$	81,232

HAHN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES				
Commissions and Revenues from Operations			$	300,579
CASH OUTLAYS FOR OPERATING ACTIVITIES				
Direct Costs of Sales	$	14,458		
Administrative & Operating Expenses		215,099		(229,557)
				71,022
CASH FLOWS FROM FINANCING ACTIVITIES				
Net Changes in Debt				15,145
CASH OUTLAYS FOR INVESTING ACTIVITIES				
Distributions to Owners		(45,000)		
Purchases of Equipment		(17,669)		(62,669)
NET CASH FLOW FROM OPERATIONS			$	23,498
CASH & CASH EQUIVALENTS 1/1/08				72,619
CASH & CASH EQUIVALENTS 12/31/08			$	96,117

HAHN SECURITIES, INC.
RECONCILIATION OF NET INCOME TO CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

NET INCOME			$	55,803
Adjustments:				
Amortization	$	2,500		
Depreciation		2,061		
Distributions to Owners		(45,000)		
Decrease in Receivables		1,655		
Increase in Fixed Assets		(17,669)		
Increase in Payables		9,004		
Increase in Debt		15,145		(32,304)
INCREASE IN CASH & CASH EQUIVALENTS			$	23,498

HAHN SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2008

Total Stockholder's Equity			$	81,232
Deductions and Charges:				
Non-Allowable Assets:				
Non-Allowable Receivables	$	1,732		
Fixed & Intangible Assets		11,296		13,028
Non-Allowable Clearing Account Funds				300
NET CAPITAL			$	67,904

RECONCILIATION OF NET CAPITAL PER FOCUS REPORT TO AUDIT:

Net Capital Per Focus Report 12/31/08	$	67,904
Adjustments		0
Net Capital Per Audit 12/31/08	$	67,904
Minimum Capital Requirement	$	5,000
Excess Net Capital	$	62,904

HAHN SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008

1. ACCOUNTING METHODS

The company uses the accrual method of accounting for all of their financial reporting purposes. The accrual method of accounting recognizes revenue and expenses when they are earned or incurred rather than when they are actually received or paid. All other significant accounting principles are presented in the notes below.

2. PRESENTATION OF ACCOUNTS RECEIVABLE

The company reports accounts receivable at their net realizable value. The receivable reported on the statement of financial condition at December 31, 2008 consists of gross commissions reduced by various execution and clearance fees. The Company has experienced a 100% collection rate on such receivables and therefore, no allowance for bad debts has been established.

3. FIXED ASSETS AND DEPRECIATION

The company reports fixed assets at cost and employs the straight line method of depreciation to write off the cost of these assets over their useful life. The straight line method of depreciation results in a ratable expense incurred over the useful life of the asset. The Company generally writes off equipment over a five year period and real estate over a 40 year period.

An annual expense based upon this method is recorded to depreciation expense on the income statement with a corresponding account on the balance sheet called accumulated depreciation which offsets the original cost of the fixed assets.

HAHN SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2008

4. CUSTOMER LISTS & CLIENT TRAILS

The Company entered into a contract in 2002 to purchase essentially all of the rights to the customer list and client trails of Wm. P. Brennan & Company, Inc. The entire purchase price was $25,000.00 due at the signing of agreement. The cost of the contract will be ratably amortized beginning in 2002 over fifteen years with the net amount shown on the statement of financial condition being the original purchase price less all amortization taken to date on the assets.

5. TREASURY STOCK

On September 10, 2004, the Company purchased stock from its sole shareholder, Richard Hahn in the amount of $17,298.00. The amount is shown on the balance sheet within Shareholder's Equity as a contra account to Common Stock reducing Common Stock and thereby reducing the Shareholder's Equity of the company by $17,298.00. The amount is also presented in the Statement of Changes in Stockholder's Equity.

On May 2, 2005, the Company again purchased stock from its sole shareholder, Richard Hahn in the amount of $27,847.00. The total amount of treasury stock redeemed to date is presented on the balance sheet first as an offset to common stock in the amount of $37,000 and the remaining amount was used to reduce any paid-in capital and retained earnings. The total amount of treasury stock redeemed to date is $45,145.00.

6. PRESENTATION OF SHORT-TERM AND LONG-TERM DEBT

The company purchased equipment in 2008 for $17,669 under the terms of a note calling for forty-two payments of $420.69. The note is presented on the balance sheet as short-term to the extent of the principal payments due within the next twelve months and as long-term to the extent of the principal payments due beyond the next twelve months.

GARY A. SOLTYS
CERTIFIED PUBLIC ACCOUNTANT
1808 SOUTH ILLINOIS STREET
BELLEVILLE, ILLINOIS 62220
(618) 234-5442
(310) 930-0760

FEBRUARY 17, 2009

ACCOUNTANT'S REPORT ON INTERNAL CONTROL

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
HAHN SECURITIES, INC.:

In planning and performing our audit of the financial statements of Hahn Securities, Inc. for the year then ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

As required by Rule 17a-5(g)(1) of The Securities and Exchange Commission, we have made a study of the practices and procedures followed by Hahn Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11). The Company is exempt from Rule 15c3-3 under Section C(K) (2) (B) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Our study ascertained that the conditions of the exemption were being complied with and nothing came to our attention to indicate that the exemption had not ben complied with during the year.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors and irregularities may occur and may not be detected. Projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by The American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with The Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under The Securities Exchange Act of 1934 and should not be used for any other purposes.

Gary A. Soltys,
Certified Public Accountant

END